Right Company
Right Industry
Right Time


Juanita's

2003 Annual Report

Walgreens is the nation's largest and fastest growing drugstore chain. Guided by a tradition of trust since 1901, we are committed to steady, long-term profitable growth. Our strategy is to be the nation's most convenient – and most technically advanced – provider of pharmacy service and basic needs. Sales in 2003 reached $32.5 billion, generated by 4,227 stores in 44 states and Puerto Rico and by Walgreens Health Initiatives (WHI). We filled 400 million prescriptions – approximately 13 percent of the U.S. retail market and more per store than all major competitors.

Walgreens has 154,000 employees and more than 600,000 shareholders. Our drugstores serve 3.6 million customers daily and average $7.4 million in annual sales. That's $677 per square foot, among the highest in the drugstore industry.

Walgreens has paid dividends in every quarter since 1933 and has raised them for 28 consecutive years. We have a market capitalization of $33.4 billion as of August 31, 2003. In terms of sales volume, we rank 45th among *Fortune 100* companies.

Walgreens Stock Performance

10 Years

On August 31, 1993, 100 shares of Walgreen stock sold for $3,888. Ten years later, on August 31, 2003, those 100 shares, having split three times, were 800 shares worth $26,056, for a gain of 570 percent.

20 Years

On August 31, 1983, 100 shares of Walgreen stock sold for $3,350. Twenty years later, those 100 shares, having split five times, were 3,200 shares worth $104,224, for a gain of 3,011 percent.

About the Cover

Store manager Victor Perez in Corpus Christi, Texas, oversees an expanded grocery section and other departments that cater to the city's 68 percent Hispanic population. Walgreens tight trade areas allow merchandise to be targeted to unique neighborhoods.

Photo Right

Beauty advisor Alicia Alaniz (left) of Corpus Christi, Texas, with photo specialist Christy Smith and store manager John Young, both in Tulsa, Oklahoma.

The economy is struggling, consumer confidence is languishing and unemployment remains high. Investors have lost trust in corporate America and are worried about terrorism and post-war Iraq. They've put their savings under the mattress and are hunkering down close to home and a warm television.

With so many wrongs . . .



Why is Walgreens so right?

Financial Highlights

For the Years Ended August 31, 2003 and 2002

(In Millions, except per share data)	**2003**	2002	Increase
Net Sales	**$32,505.4**	$28,681.1	13.3%
Net Earnings	**$ 1,175.7**	$ 1,019.2	15.4%
Net Earnings per Common Share (diluted)	**$ 1.14**	$ .99	15.2%
Shareholders' Equity	**$ 7,195.7**	$ 6,230.2	15.5%
Return on Average Shareholders' Equity	**17.5%**	17.8%	
Closing Stock Price per Common Share	**$ 32.57**	$ 34.75	
Total Market Value of Common Stock	**$ 33,381**	$ 35,616	
Dividends Declared per Common Share	**$ .15563**	$ .145	
Average Shares Outstanding (diluted)	**1,031.6**	1,032.3	

Questions and Answers for Shareholders

November 17, 2003

"*The future ain't what it used to be.*" Yogi Berra had that right ... except when it comes to Walgreens. Sales and earnings for 2003 hit record levels for the 29th consecutive year, while we continued our industry-leading expansion with 430 new stores. Our 344 net new stores (after closings and relocations) almost tripled the net gain for our three largest drugstore competitors combined. And there's no slowdown – for 2004, net openings will climb to 365, with a total store opening goal of 450. We're the top provider of prescription drugs in the U.S. today, but with just 13 percent of the market, we see excellent prospects for the future.

Let's cut to the chase – if the future is so optimistic, why is the stock so lethargic?

Dave Bernauer: I may sound like a broken record, but the only thing we can do to raise our stock price is to continue to post solid earnings increases. It's like walking up the stairs with a Slinky dangling from your hand. If you're Walgreens, your feet are the earnings and they're climbing up steadily. But that Slinky is our stock. It will get to the top with earnings, but only after bouncing up and down along the way. Sometimes it will drag a couple of steps below, which is what we've suffered the past few years. We believe WAG will bounce up when Wall Street sees we can continue our store growth and profit momentum. But because we're the most highly valued company in our industry, the analysts cut us absolutely no slack. Any blip – like the tight front-end sales we experienced earlier in the year – is a drag on that Slinky. We also believe there's pent-up potential for WAG that's being held down by two industry issues: uncertainty over Medicare drug reimbursement and a recent slowdown in the prescription drug growth trend.

Let's talk about prescription numbers first. What's going on?

Jeff Rein: Yes, prescription growth has slowed the past 12 months, but we see nothing to suggest that usage will be anything but robust in the decade to come. The slowdown is a short-term result of the convergence of several factors, including concerns about hormone-replacement



Dave Bernauer (left), chairman and chief executive officer, with Jeff Rein, president and chief operating officer.

therapy, prescription to over-the-counter switches such as Claritin, higher co-pays imposed by insurance plans and – to a much lesser extent – Canadian mail order pharmacies filling U.S. prescriptions. Even then, our prescriptions filled in stores open more than one year increased 6.6 percent in 2003. In *all* stores, we filled 400 million prescriptions last year, a jump of 10.7 percent from 2002. The long-term outlook is as strong as ever, due in part to the aging population, but even more to the development of innovative drugs that will improve quality of life and help control healthcare costs. Spending on drug research and development by pharmaceutical manufacturers and the government reached $56 billion in 2002, close to triple the spending 10 years ago.

What about Medicare legislation? How will Walgreens be impacted?

Bernauer: IMS, the pharmaceutical market research firm, expects a Medicare prescription benefit to add 75 to 100 million incremental prescriptions per year to the market. While we will lose gross profit as the government ratchets down what they pay, we will gain volume because we have the stores and efficient systems to handle these patients profitably. Medicare prescription coverage should be a plus for a low-cost provider like Walgreens; at worst it should be neutral.

Front-end sales were weak until year-end. Why the turnaround?

Rein: Front-end sales picked up in the fourth quarter and continue to accelerate early in the new fiscal year. Given there's almost no inflation, these are the strongest sales increases Dave and I have ever seen ... and he's been around 37 years! Why? Better in-stock conditions, better ads and better service. After a two-year transition to new people and systems in our purchasing division, the team is maturing. And by lowering our cost of goods through aggressive negotiation, we've been able to sharpen prices and build sales without sacrificing profit.

Why is store growth so important?

Bernauer: We've never experienced a better time to expand. We have the sites, the cash, the people and a fast-increasing demand for prescription drugs. Their sales in the U.S. are expected to grow almost 250 percent – to $446 billion – in the next decade. As we add stores, we increase our market share of both prescriptions and front-end merchandise. During fiscal 2003, we gained market share against all food, drug and mass merchandise competitors in 55 of our top 60 front-end categories. Almost 40 percent of American households shopped at Walgreens in 2002, according to A.C. Nielsen research. That's up 18 percent over two years, clearly outpacing our industry, which showed no growth.

You build stores so close together. Does that hurt front-end sales?

Rein: Initially, it can. For many of our stores, their toughest competitor is another Walgreens. But think how good that is for our future – we may have to sacrifice some sales in one store, but we're building the entire market. We also do this through convenience – corner locations, easy parking, drive-thru pharmacies and 24/7 hours. We now have 1,112 locations open 24 hours, almost a 25 percent increase from 2002, and 62 percent of all 24-hour pharmacies in America. These are investments in our future that we can afford ... and that pay us back. Last year, while customer count in older stores continued to grow, stores less than two years old generated nearly 80 million additional Walgreen shopping trips.

Speaking of "afford," Walgreens had over $1 billion in the bank on August 31. What are you doing with that cash?

Bernauer: Our balance sheet, which includes $1 billion in cash plus $3 billion in owned real estate, is stronger than at any time in our history. While capital expenditures should climb to more than $1 billion in fiscal 2004, we still project positive cash flow. That means we can grow aggressively without incurring debt, accelerate real estate purchases and make the investments in technology and other initiatives to support our growth and stay ahead of the competition.

What are Walgreens biggest opportunities in fiscal 2004?

Bernauer: Let me tick off several –

- Continued growth of front-end sales, which will reduce our ratio of expenses to sales (SG&A).
- Reduction of distribution costs due to benefits that started kicking in last year from our new – and maturing – generation of distribution centers. Our fourth new center in just two years opens in Southern California next spring.
- Rollout of a new forecasting system for both basic and ad merchandise that should significantly reduce inventory and out-of-stocks.
- Expansion of our new 90-day retail prescription

Sales
Billions of dollars



35
28
21
14
7
99
00
01
02
03

Earnings
Millions of dollars



1250
1000
750
500
250
99
00
01
02
03

Walgreens Net Store Growth
Number of net new stores by year



360
288
216
144
72
99
00
01
02
03

Walgreens versus Competition

Net store growth, 2001 – 2003



700
350
175
-175
-350
+707
-322
WAG
Four Closest Competitors

Source: Published company reports

Stock Performance

Year-end closing price per share



$35
28
21
14
7
99
00
01
02
03

WAG versus Stock Market

Five-year stock value growth rate

September 1, 1998 – August 31, 2003



15%
12
9
6
3
WAG
Dow
S&P
NASDAQ

business. We now offer this to managed care plans as an option to 90-day mail service, thus providing a choice for patients. Early feedback has been very positive.

- The FDA's accelerated approval of generic drugs, which save money for patients and their providers and improve Walgreens gross profit.

Your thoughts, Jeff?

Rein: I'd add our "kick the gorilla" mentality – how to make a two-ton market leader as flexible as a two-pound start-up. We're constantly encouraging, testing and measuring new ideas – for products, marketing plans, systems, store design, everything. John Steinbeck said, "Ideas are like rabbits … the more you have, the more you get." We want – and need – every idea.

How have top management changes impacted Walgreens?

Bernauer: Our greatest advantage is a well-executed, promote-from-within management succession plan. The latest example is Bill Rudolphsen, who will succeed Roger Polark as chief financial officer in January, when Roger retires after a quarter-century Walgreen career. Roger did a superb job, and Bill, with 26 years of Walgreen experience, including five as controller, is well prepared to take over the job. Each of us at Walgreens is his or her own person, but we all subscribe to the same principles. Walgreens culture overshadows the goals and contributions of one person, and that's a great thing. I like what Lou Gerstner, retired chairman of IBM, said: "I came to see, in my time at IBM, that culture isn't just one aspect of the game; it *is* the game. In the end, our organization is nothing more than the collective capacity of its people to create value."

Jeff's and my job is to lead and support a terrific group of people who are creating long-term value for themselves and for you. Today we provide the best drugstore experience across America. But I believe we've only scratched the surface of what this company can be. Thank you for sharing our faith in Walgreens very positive future.

David W. Bernauer
Chairman and Chief Executive Officer

Jeffrey A. Rein
President and Chief Operating Officer

Right Sites



We make it convenient for Libertyville, Illinois, customer Robert Lisk to drop in for photo needs. By Christmas 2003, quality digital camera prints will be available chainwide for the same price as 1-hour prints.



A Decade of Transition

	2003	1993
Total stores	**4,227**	1,836
Freestanding stores	**3,363**	322
24-hour stores	**1,112**	269
1-hour photo stores	**4,146**	12
Drive-thru pharmacies	**3,280**	88

We build stores where we want to be, rather than where sites happen to be. In fiscal 2003, we added 430 new Walgreens to reach a total of 4,227. And we're on track to meet our goal of 7,000 stores by 2010.

This is not forced growth – Walgreens expansion opportunities are as plentiful as the aging population's demand for new drugs. And focus groups demonstrate that people want a Walgreens within two miles of their homes. Currently, nearly 62 percent of the U.S. population lives within five miles of a Walgreens, and 3.6 million customers visit our stores every day. There's room for more ... many more Walgreens serving many more customers.

In fiscal 2004, we plan to open 365 net new stores, with a total goal of 450. Major expansion areas include California, the Carolinas, Florida, Texas and the state of Washington. Although we rarely make acquisitions, our fiscal 2004 new store count will include 11 stores acquired from Hi-School Pharmacy in Oregon and Washington. This unusual opportunity allows us to significantly strengthen our position in the Portland-Vancouver high-growth market.

Superior convenience continues to differentiate Walgreens from the competition. We now have 1,112 locations open 24 hours, almost a 25 percent increase over 2002, and 62 percent of all 24-hour pharmacies in America.

We also pack stores with high-quality, convenient services such as drive-thru pharmacy, 1-hour photo, beauty advisors, large food departments and fast checkouts. All for one purpose – to make customers' lives easier.

In her search for new Walgreen store sites, Vicki Sannasardo pinpoints high-growth areas in Florida, such as this housing development in Palm Beach County. "Approximately 9 percent of the country's population growth is concentrated in Florida," says the real estate manager. "This continues to be a very strong growth state for us. And once we find potential sites, we study them to death to make sure they're well suited for our needs and convenient for customers."



Emory Jackson and his great-grandmother, Tommie LaRue, span four generations of Walgreen shoppers in Corpus Christi, Texas. Emory likes the toys, while Tommie gravitates toward pharmacy and cosmetics. Emory's grandmother, Grace Lerma (not pictured), loves our large selection of health products and coupons. With more than 20,000 different items, there's something for everyone in a Walgreen store.



Right Products



Testing, testing, testing ...
All Walgreen-brand products are now being tested by a leading independent laboratory. We're also upgrading private-label packaging for more than 1,800 items.

We Go Where the People Go

Fastest growing by population	*Stores projected in 2007*	*Stores today*
California	**509**	356
Texas	**531**	430
Florida	**748**	606
Georgia	**130**	71
Washington	**110**	67

Cruise through several Walgreen markets and you'll find a sampling of the world in America's corner drugstore. To attract customers of all cultures, we customize merchandise by recognizing who's walking through our doors and looking beyond traditional ethnic labels. In Hispanic neighborhoods, we know if our customers are Mexican, Puerto Rican, Cuban or South American. They all speak Spanish, but that doesn't mean they have the same needs.

To practice what retail expert Joseph Siegel calls "SMOWS" – "sell more of what sells" – we tailor product mix to distinct neighborhoods such as African-American, Hispanic, high-traffic suburban and urban, as well as tourist areas. That means everything from pinto beans and piñatas in Corpus Christi ... to sushi and soy products in San Francisco ... to the latest African-American cosmetic lines in urban Detroit and Chicago.

To encourage each customer to think of his or her neighborhood store as "my Walgreens," we now print directions on prescription labels in 10 languages in addition to English, with more to come. We're also the first U.S. drugstore chain to offer a Spanish version of our Web site – WalgreensEspañol.com.

Beyond customizing products and services, Walgreens has placed more emphasis on in-stock conditions and customer service. This has helped fuel gains in non-pharmacy sales and market share. During fiscal 2003, we gained market share against all food, drug and mass merchandise competitors in 55 of our top 60 product categories.

Outselling the Competition
Sales trends for Walgreens
(Top 60 categories)


12%
9
6
3
0
Food
Drug
Mass
WAG

Chart compares Walgreens fiscal 2003 sales trends to grocery stores (food), all drugstores (drug) and discounters (mass) for 52 weeks, ending August 9, 2003.

Source: A.C. Nielsen

Right People



No chutes, just ladders

Nearly 60 percent of Walgreens executives started their careers with the company, where long service is a tradition. In 2003, 2,250 employees celebrated anniversaries of 25 years or more.

Employee Commitment

Nearly one-quarter of our employees have six or more years of service.

Years	*Number of employees*
6–10 years	**18,812**
11–15 years	**8,600**
16–20 years	**5,337**
21+ years	**4,387**

As *Fortune* would have it

Walgreens ranks 45th on the *Fortune 100* list, up 33 places from last year and 63 places from five years ago. We're the top drugstore chain on all counts – sales, earnings, prescriptions filled, number of stores and growth trend.

Walgreens was named the top recruiter of pharmacy graduates last year by a major investment firm, based on a survey of pharmacy school deans and placement directors. That reputation helped us hire 3,725 new pharmacists from schools and competitors in fiscal 2003. While many drugstore companies face widespread pharmacist shortages, Walgreens is well staffed nationwide for both current demands and growth, with only spot market needs. Our attractions include stability, leading technology and a strong commitment to pharmacy technician support.

As we build stores in heavy growth markets such as Southern California, career opportunities abound in all parts of the company. Walgreens created more than 10,000 new jobs in 2003 and will add a similar number next year, including 400 new positions at the Moreno Valley, California, distribution center, scheduled to open in the spring.

Growth also provides opportunities for career advancement. Last year, we promoted 33 district managers and 658 store managers, all from within the company. While the median age of our stores is less than five years, the average tenure of store managers is 13 years. For district managers, it's 22 and for Store Operations vice presidents, it tops 28. Such experience offers a competitive advantage that is almost impossible to replicate. It's also one of the reasons *Fortune* magazine ranked Walgreens No. 1 among the world's food and drugstore companies for 2002.



Cynthia Ly, Walgreens "student ambassador" at the University of Southern California pharmacy school, has recruited more than 150 colleagues to apply for internships at our pharmacies. She and other USC students hope to start Walgreen careers, taking advantage of our plan to open 250 new stores in Southern California by 2008.

Las Vegas customer Dave Friedman doesn't need to leave town to go to Paris, but on a recent trip to San Francisco he forgot his pain medication. A call to a Bay-area Walgreens verified he could receive a replacement prescription and be on his way – pain free. Friedman wrote: "Your company's outstanding flexibility – both online and in the stores – has earned a loyal customer."



Right Technology


1510661-04067
DAVID FRIEDMAN
TAKE ONE OR TWO TABLETS
BY MOUTH EVERY 4 TO 6
HOURS AS NEEDED FOR PAIN
ACETAMINOPHEN W/CODEINE

"Safety net" is an umbrella term describing the seamless coordination of all Walgreen pharmacy services – advantages that make it safer and more convenient for patients to fill prescriptions with us. All stores are linked to each other and to Walgreens mail and Internet services, making complete, updated patient profiles available to pharmacists 24/7. What if you forget your prescriptions on vacation? What if your child needs an inhaler at 2 a.m.? What if you end up unconscious in an emergency room? Walgreens combines its high-end technology, nationwide store presence and powerful 24-hour pharmacy availability to give customers peace of mind.

The satellite-linked proprietary system behind this "safety net" also provides convenient services such as automatic refills of regular prescriptions, e-mailed refill reminders, multi-language labels and the new Walgreens Health Information Card, which allows a hospital or doctor's office to access prescription records in an emergency.

Technology benefits customers throughout Walgreen stores. Inventory systems continue to be upgraded to reduce product out-of-stocks, a constant retail challenge that inconveniences shoppers and hurts sales. To improve in-stock condition while also improving inventory turnovers, Walgreens is launching SIMS Plus, a sophisticated forecasting system for both basic and ad merchandise based on point-of-sale scanning information.

WAG on the Web

Walgreens.com was recently named the No. 2 Web site in customer respect among America's 100 largest businesses. Walgreens processed more than 18,500 online prescriptions a day in 2003, the vast majority for store pick-up, and more than doubled online orders for non-prescription items. Customers also use Walgreens.com to access their personal prescription profiles and research Mayo Clinic Health Information.



Walgreens distribution centers have the technological muscle to efficiently pick merchandise for each store with the help of devices like this radio frequency wrist unit. The mini-computer scans barcodes, verifies that products have been correctly picked and reports back to the mother computer.

Right Spirit

Walk to Cure Diabetes
Juvenile Diabetes Research Foundation Int.

Sneaker power
Walgreens raised more than $2 million this year for the Juvenile Diabetes Research Foundation through corporate donations, employee walkathons and the "Buy a Sneaker for $1" campaign in our stores.


5224

Walgreens 4,000th store opening on March 11 in Van Nuys, California, announced Southern California as a major expansion area. At the ribbon cutting ceremony (left to right) are pharmacy manager Jacey Rhoads, CEO Dave Bernauer, store manager Michelle Miller and district manager Tri Leu. We now have 150 stores in Southern California.

Last year, Walgreens used "mystery shoppers" to measure stores on customer service and sent managers feedback identifying areas for improvement. "For us, service means everything," says Jeff Rein, president. "That includes locations, hours, store layout, easy access, targeted merchandise selection and fast service. Customers already like what we offer, but we think we can – and should – raise the level of our shopping experience."

Reaching out to people beyond the four walls of our stores is also important. In fiscal 2003, we were part of local events such as walks for AIDS and juvenile diabetes; the Vietnamese New Year Festival in Garden Grove, California; the "Light the Night" walk for leukemia research in Nashville, Tennessee; and high school career fairs in towns like Everett, Washington.

Company-wide, in 2003 Walgreens donated $3.8 million to charities and approximately $2 million in educational funding, primarily for pharmacy schools. We're a major national fundraiser for the Juvenile Diabetes Research Foundation, the American Heart Association, the American Cancer Society and United Way.

Perhaps the Walgreen spirit is most apparent in emergencies, as demonstrated by employees who braved Hurricane Isabel's 100-mph winds to keep our stores open and provide emergency supplies and prescriptions. "When I arrived at my store at 4 a.m. on the day of the storm, I knew that come hell or high water, we'd stay open 24 hours straight," says Virginia Beach, Virginia, store manager Michael Farmer. "We did ... and we were the only drugstore show in town."



When the doorbell rang, a father in Ripon, Wisconsin, was surprised to find pharmacy manager Dale Wszalek on inline skates delivering a prescription for his baby. Wszalek was modest about his good deed. "I have kids too," he says. "I figured the customer would rather be home than in the pharmacy. No big deal."

Store manager Jason Haynes in Tulsa, Oklahoma, understands the obstacles young people face in the inner-city neighborhood near his store. He grew up in a similar community and now speaks about his experiences at a local high school. "Kids trust me," says Haynes, "because they see me as one of them who's made it. And I reap benefits from showing that I care about the people who shop in my store."


Walgreens
MR. HAYNES, CPhT
STORE MANAGER

Right Direction

This Tulsa, Oklahoma, Walgreens is one of more than 4,200 stores we operate in the neighborhoods of 133 million Americans. Walgreens customer count grew 7.3 percent in 2003, fed by increasing business in established stores and 80 million additional shopping trips to stores less than two years old.



For "The Pharmacy America Trusts," there's only one right direction – and that's *up*. Up in total sales, helped by a strong fourth quarter when non-pharmacy sales bounced back. Up in prescription sales, which rose 17.4 percent in 2003. And up in the number of prescriptions filled – 400 million last year. While the U.S. prescription growth trend slowed in 2003, the number filled in comparable Walgreen stores (open more than a year) jumped 6.6 percent.

Driving Walgreens growth is a long-term, increasing demand for prescription drugs. Last year, prescription drug sales in the United States rose 11.3 percent to $183 billion. They are expected to reach $446 billion by 2012. Most of the demand is from seniors who spend four times as much on drugs and make 10 more trips to the pharmacy a year than the average customer. We're reaching out to seniors with increased services, such as our new Medicare Part B program for people with diabetes, which allows patients to obtain testing supplies easily in the store, while we take care of billing Medicare.

Walgreens Health Initiatives (WHI) continues to expand the company's managed care business. The mail service division surpassed $1 billion in sales last year, handled through three facilities. To meet future needs, we're opening a new Orlando facility that will expand capacity there. On the pharmacy benefit management side, Walgreens now offers 90-day retail prescription service as an option to 90-day mail service. In 2003, our PBM was rated No. 1 in client satisfaction for the second consecutive year. Two other WHI divisions provide home care services, such as respiratory care, and specialty pharmacy support for patients with chronic conditions.

Leading the Convenience Race

Percentage of stores with these services

Walgreens

Three closest competitors combined


100%
80
60
40
20
Drive-thru
24-hour

Source: Chain Store Guide

Eleven-Year Summary of Selected Consolidated Financial Data

Walgreen Co. and Subsidiaries (Dollars in Millions, except per share data)

Fiscal Year		2003	2002	2001
Net Sales		**$32,505.4**	$28,681.1	$24,623.0
Costs and Deductions	Cost of sales	**23,706.2**	21,076.1	18,048.9
	Selling, occupancy and administration	**6,950.9**	5,980.8	5,175.8
	Other (income) expense *(1)*	**(40.4)**	(13.1)	(24.4)
	Total Costs and Deductions	**30,616.7**	27,043.8	23,200.3
Earnings	Earnings before income tax provision and cumulative effect of accounting changes	**1,888.7**	1,637.3	1,422.7
	Income tax provision	**713.0**	618.1	537.1
	Earnings before cumulative effect of accounting changes	**1,175.7**	1,019.2	885.6
	Cumulative effect of accounting changes *(2)*	—	—	—
	Net Earnings	**$ 1,175.7**	$ 1,019.2	$ 885.6
Per Common Share *(3)*	Net earnings *(2)*			
	Basic	**$ 1.15**	$ 1.00	$ .87
	Diluted	**1.14**	.99	.86
	Dividends declared	**.16**	.15	.14
	Book value	**7.02**	6.08	5.11
Non-Current Liabilities	Long-term debt	**$ 9.4**	$ 11.2	$ 20.8
	Deferred income taxes	**228.0**	176.5	137.0
	Other non-current liabilities	**552.3**	505.7	457.2
Assets and Equity	Total assets	**$11,405.9**	$ 9,878.8	$ 8,833.8
	Shareholders' equity	**7,195.7**	6,230.2	5,207.2
	Return on average shareholders' equity	**17.5%**	17.8%	18.8%
Drugstore Units	Year-end: Units *(4)*	**4,227**	3,883	3,520

(1) Fiscal 2003, 2002, 2001 and 2000 include pre-tax income of $29.6 million ($.018 per share), $6.2 million ($.004 per share), $22.1 million ($.013 per share) and $33.5 million ($.021 per share), respectively, from the payments of the company's portion of litigation settlements. Fiscal 1998 includes a pre-tax gain of $37.4 million ($.023 per share) from the sale of the company's long-term care pharmacy business.

(2) Fiscal 1998 includes the after-tax $26.4 million ($.03 per share) charge from the cumulative effect of accounting change for system development costs. Fiscal 1993 includes the after-tax $23.6 million ($.02 per share) charge from the cumulative effect of accounting changes for postretirement benefits and income taxes.

(3) Per share data have been adjusted for two-for-one stock splits in 1999, 1997 and 1995.

(4) Units include mail service facilities.

2000	1999	1998	1997	1996	1995	1994	1993
$21,206.9	$17,838.8	$15,306.6	$13,363.0	$11,778.4	$10,395.1	$9,235.0	$8,294.8
15,465.9	12,978.6	11,139.4	9,681.8	8,514.9	7,482.3	6,614.4	5,959.0
4,516.9	3,844.8	3,332.0	2,972.5	2,659.5	2,392.7	2,164.9	1,929.6
(39.2)	(11.9)	(41.9)	(3.9)	(2.9)	(3.6)	(2.7)	6.5
19,943.6	16,811.5	14,429.5	12,650.4	11,171.5	9,871.4	8,776.6	7,895.1
1,263.3	1,027.3	877.1	712.6	606.9	523.7	458.4	399.7
486.4	403.2	339.9	276.1	235.2	202.9	176.5	154.4
776.9	624.1	537.2	436.5	371.7	320.8	281.9	245.3
—	—	(26.4)	—	—	—	—	(23.6)
$ 776.9	$ 624.1	$ 510.8	$ 436.5	$ 371.7	$ 320.8	$ 281.9	$ 221.7
$ .77	$ .62	$ .51	$ .44	$ .38	$ .33	$ .29	$ .23
.76	.62	.51	.44	.37	.32	.29	.23
.14	.13	.13	.12	.11	.11	.09	.08
4.19	3.47	2.86	2.40	2.08	1.82	1.60	1.40
$ 18.2	$ 18.0	$ 13.6	$ 3.3	$ 3.4	$ 2.4	$ 1.8	$ 6.2
101.6	74.8	89.1	112.8	145.2	142.3	137.7	144.2
446.2	405.8	369.9	279.2	259.9	237.6	213.8	176.2
$ 7,103.7	$ 5,906.7	$ 4,901.6	$ 4,207.1	$ 3,633.6	$ 3,252.6	$2,872.8	$2,506.0
4,234.0	3,484.3	2,848.9	2,373.3	2,043.1	1,792.6	1,573.6	1,378.8
20.1%	19.7%	19.6%	19.8%	19.4%	19.1%	19.1%	18.8%
3,165	2,821	2,549	2,358	2,193	2,085	1,968	1,836

Management's Discussion and Analysis of Results of Operations and Financial Condition

Results of Operations

Fiscal 2003 was the 29th consecutive year of record sales and earnings. Net earnings were $1.176 billion, or $1.14 per share (diluted), an increase of 15.4% from last year's earnings of $1.019 billion, or $.99 per share (diluted). Net earnings increases resulted from improved sales and gross profit ratios partially offset by higher expense ratios. Included in this year's results was a $29.6 million pre-tax gain ($.018 per share) from the payments of the company's portion of litigation settlements. Last year's results included a $6.2 million ($.004 per share) comparable payment. Excluding these gains, fiscal year earnings rose 14.0%.

Net sales increased by 13.3% to $32.5 billion in fiscal 2003 compared to increases of 16.5% in 2002 and 16.1% in 2001. Drugstore sales increases resulted from sales gains in existing stores and added sales from new stores, each of which include an indeterminate amount of market-driven price changes. Comparable drugstore (those open at least one year) sales were up 8.6% in 2003 and 10.5% in 2002 and 2001. New store openings accounted for 7.5% of the sales gains in 2003, 9.6% in 2002 and 11.3% in 2001. The company operated 4,227 drugstores as of August 31, 2003, compared to 3,883 a year earlier.

Prescription sales increased 17.4% in 2003, 21.2% in 2002 and 20.9% in 2001. Comparable drugstore prescription sales were up 13.2% in 2003, 16.3% in 2002 and 17.6% in 2001. Prescription sales were 62.0% of total sales for fiscal 2003 compared to 59.8% in 2002 and 57.5% in 2001. The effect of generic drugs replacing brand name drugs lowered prescription sales by 2.1% for 2003. The shift of Claritin from prescription to over-the-counter status also reduced prescription sales. Pharmacy sales trends are expected to continue primarily because of expansion into new markets, increased penetration in existing markets, availability of new drugs, demographic changes such as the aging population, and a Medicare prescription drug benefit that may increase drug usage. As state governments continue their attempts to reduce reimbursement levels, we continue to evaluate the impact of these reimbursement rates on profitability on a case by case basis. Third party sales, where reimbursement is received from managed care organizations as well as government and private insurance, were 90.6% of pharmacy sales in 2003, 89.8% in 2002 and 88.4% in 2001.

Net Cash Provided by Operating Activities
For the years ended August 31
Millions of dollars



1,500
1,200
900
600
300
01
02
03

As of January 2003, we adopted Emerging Issues Task Force (EITF) Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor." This pronouncement requires vendor allowances to be treated as a reduction of inventory cost unless specifically identified as reimbursements for other services. In addition, any vendor allowances received that exceed the cost incurred for such services should also be treated as a reduction of inventory cost. The impact of EITF Issue No. 02-16 in fiscal 2003 resulted in an increase to advertising costs of $75.0 million (.23% of total sales), a reduction to cost of sales of $56.2 million (.17% of total sales), and a reduction to pre-tax earnings and inventory of $18.8 million.

Gross margins as a percent of total sales were 27.1% in 2003, 26.5% in 2002 and 26.7% in 2001. The shift in vendor allowances from advertising to cost of sales contributed to the fiscal 2003 increase.

We use the last-in, first-out (LIFO) method of inventory valuation. The effective LIFO inflation rates were .84% in 2003, 1.42% in 2002 and 1.93% in 2001, which resulted in charges to cost of sales of $36.2 million in 2003, $55.9 million in 2002 and $62.8 million in 2001. Inflation on prescription inventory was 3.8% in 2003, 4.3% in 2002 and 4.9% in 2001. In all three fiscal years, we experienced some deflation in non-pharmacy inventories.

Selling, occupancy and administration expenses were 21.4% of sales in fiscal 2003, 20.9% in fiscal 2002 and 21.0% in fiscal 2001. The increase in fiscal 2003, as a percent to sales, was principally caused by the shift in vendor allowances from advertising to cost of sales, as well as higher store salaries and occupancy as a percent to sales. The increase in the number of 24-hour stores to 1,112 from 900 a year ago contributed to the rise in salaries. Lower sales as a result of new generic drugs also increased expense ratios. The decline in fiscal 2002 was caused by a decline in store direct expenses, which were partially offset by higher occupancy costs.

Interest income increased in 2003 principally due to higher investment levels. Average net investment levels were approximately $631 million in 2003, $162 million in 2002 and $31 million in 2001.

The effective income tax rate was 37.75% for fiscal 2003, 2002 and 2001.

Critical Accounting Policies

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on management's prudent judgments and estimates. Actual results may differ from these estimates. Management believes that any reasonable deviation from these judgments and estimates would not have a material impact on the company's consolidated financial position or results of operations. To the extent that the estimates used differ from actual results, however, adjustments to the statement of earnings and corresponding balance sheet accounts would be necessary. These adjustments would be made in future statements. Some of the more significant estimates include liability for closed locations, liability for insurance claims, vendor allowances, allowance for doubtful accounts and cost of sales. The company uses the following techniques to determine estimates:

Liability for closed locations – The present value of future rent obligations and other related costs to the first lease option date or estimated sublease date.

Liability for insurance claims – Provisions for these losses are recorded based upon the company's estimates for claims incurred. The provisions are estimated in part by considering historical claims experience, demographic factors and other actuarial assumptions.

Vendor allowances – Vendor allowances are principally received as a result of purchase levels or promoting vendors' products. Those received as a result of purchase levels are accrued as earned over the incentive period, based on estimates. These allowances are recorded as a reduction of inventory and are recognized as a reduction of cost of sales when the related merchandise is sold. Those received for promoting vendors' products are offset against advertising expense and result in a reduction of selling, occupancy and administration expenses to the extent of advertising costs incurred, with the excess treated as a reduction of inventory costs.

Allowance for doubtful accounts – Based on both specific receivables and historic write-off percentages.

Cost of sales – Primarily derived based upon point-of-sale scanning information with an estimate for shrinkage and adjusted based on periodic inventories.

Financial Condition

Cash and cash equivalents were $1.017 billion at August 31, 2003, compared to $449.9 million at August 31, 2002. Short-term investment objectives are to minimize risk, maintain liquidity and maximize after-tax yields. To attain these objectives, investment limits are placed on the amount, type and issuer of securities. Investments are principally in top-tier money market funds, tax exempt bonds and commercial paper.

Net cash provided by operating activities was $1.5 billion in both fiscal 2003 and 2002. The company's profitability is the principal source for funding expansion and remodeling programs, dividends to shareholders and various technological improvements.

Net cash used for investing activities was $702.2 million in fiscal 2003 and $551.9 million in 2002. Additions to property and equipment were $795.1 million compared to $934.4 million last year. During the year, 430 new or relocated drugstores were opened, compared to 471 opened in the same period last year. This reduction represents a combination of timing and a more selective site approval process. New stores are owned or leased, with 54 owned locations opened during the year and 43 under construction at August 31, 2003, versus 102 owned and 54 under construction for the same period last year. During the year, one new distribution center opened in Perrysburg, Ohio. Last year, two distribution centers opened, one in West Palm Beach (Jupiter), Florida, and the other in the Dallas metropolitan area.

Capital Expenditures Fiscal Year 2004
We plan to spend $1.072 billion


Stores 49%
Store Technology 22%
Distribution 12%
Other 17%

During fiscal 2002, the company entered into two sale-leaseback transactions. These transactions involved 86 drugstore locations and resulted in proceeds of $302 million.

Capital expenditures for fiscal 2004 are expected to exceed $1 billion. We expect to open approximately 450 new stores in fiscal 2004 and have a total of 7,000 drugstores by the year 2010. Major areas for store expansion in 2004 include California, the Carolinas, Florida, Texas and the state of Washington. We are continuing to relocate stores to more convenient and profitable freestanding locations. In addition to new stores, a significant portion of the expenditures will be made for technology and distribution centers. A new distribution center is under construction in Southern California and is scheduled to open in spring 2004.

Net cash used for financing activities was $222.1 million compared to $488.9 million last year. There were no outstanding borrowings during fiscal year 2003. Last year included payments of $440.7 million on short-term borrowings. At August 31, 2003, we had a syndicated bank line of credit facility of $400 million to support our short-term commercial paper program. This fiscal year we purchased company stock on the open market to satisfy the requirements of various stock purchase and option plans, as opposed to last fiscal year when stock was principally issued from authorized but unissued shares.

Contractual Obligations and Commitments

The following table lists our contractual obligations and commitments as of August 31, 2003 *(In Millions)*:

	Payments Due by Period				
	Total	Less than 1 Year	1–3 Years	3–5 Years	Over 5 Years
Operating leases*	$19,307.5	$1,185.6	$2,405.3	$2,229.6	$13,487.0
Purchase obligations:					
Open inventory purchase orders*	756.2	756.2	—	—	—
Real estate development*	245.7	245.7	—	—	—
Other corporate obligations*	18.3	18.3	—	—	—
Insurance	287.6	128.2	89.1	47.0	23.3
Retiree health & life	158.8	6.7	12.3	15.9	123.9
Closed location obligations	86.3	21.6	30.7	19.3	14.7
Long-term debt	16.1	6.7	3.6	1.1	4.7
Capital lease obligations	5.7	1.4	1.6	.3	2.4
Other long-term liabilities reflected on the balance sheet	191.2	19.5	25.1	20.9	125.7
Total	$21,073.4	$2,389.9	$2,567.7	$2,334.1	$13,781.7

* *Not on balance sheet.*

Off-Balance Sheet Arrangements

Letters of credit are issued to support purchase obligations and commitments (as reflected on the Contractual Obligations and Commitments table) as follows *(In Millions)*:

Inventory obligations	$ 60.7
Real estate development	1.6
Insurance	84.5
Total	$146.8

We have no other off-balance sheet arrangements other than those disclosed on the previous Contractual Obligations and Commitments table.

Both on- and off-balance sheet financing are considered when targeting debt to equity ratios to balance the interest of equity and debt (real estate) investors. This balance allows us to lower our cost of capital while maintaining a prudent level of financial risk.

Recent Accounting Pronouncements

In September 2002, the Emerging Issues Task Force (EITF) released Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor," which has two parts. The first part, which we adopted in January 2003, requires that vendor allowances be categorized as a reduction of cost of sales unless they are a reimbursement of costs incurred to sell the vendor's products, in which case the cash consideration should be characterized as a reduction of that cost. If the amount of cash consideration paid by a vendor exceeds the estimated fair value of the benefit received, that excess should be characterized as a reduction of the cost of sales when recognized in the customer's income statement. Previously, the entire advertising allowance received was credited to advertising expense and resulted in a reduction of selling, occupancy and administration expense. The impact of EITF Issue No. 02-16 in fiscal 2003 resulted in an increase to advertising costs of $75.0 million (.23% of total sales), a reduction to cost of sales of $56.2 million (.17% of total sales), and a reduction to pre-tax earnings and inventory of $18.8 million.

The second part of the pronouncement requires that rebates or refunds, which are payable only if the customer completes a specified cumulative level of purchases, should be recognized as a reduction of cost of sales based on a systematic and rational allocation over the purchase period. This portion of the pronouncement did not require any change to our existing accounting.

Financial Accounting Standards Board (FASB) Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," requires a guarantor to recognize a liability in some instances and disclosure only in others. The disclosure requirements were adopted in our second quarter. The recognition and initial measurement provisions, effective for guarantees issued or modified after December 31, 2002, did not require any change to our existing accounting.

In December, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123," which adds additional disclosures (and modifies some existing disclosures) for companies that have adopted the disclosure-only requirements of SFAS No. 123. The disclosure requirements were adopted in our third quarter.

Consolidated Statements of Earnings and Shareholders' Equity

Walgreen Co. and Subsidiaries for the Years Ended August 31, 2003, 2002 and 2001 (Dollars in Millions, except per share data)

	Earnings	2003	2002	2001
Net Sales		**$32,505.4**	$28,681.1	$24,623.0
Costs and Deductions	Cost of sales	**23,706.2**	21,076.1	18,048.9
	Selling, occupancy and administration	**6,950.9**	5,980.8	5,175.8
		30,657.1	27,056.9	23,224.7
Other (Income) Expense	Interest income	**(10.8)**	(6.9)	(5.4)
	Interest expense	—	—	3.1
	Other income	**(29.6)**	(6.2)	(22.1)
		(40.4)	(13.1)	(24.4)
Earnings	Earnings before income tax provision	**1,888.7**	1,637.3	1,422.7
	Income tax provision	**713.0**	618.1	537.1
	Net Earnings	**$ 1,175.7**	$ 1,019.2	$ 885.6
Net Earnings per Common Share	Basic	**$ 1.15**	$ 1.00	$ .87
	Diluted	**1.14**	.99	.86
	Average shares outstanding	**1,024,908,276**	1,022,554,460	1,016,197,785
	Dilutive effect of stock options	**6,672,051**	9,716,486	12,748,828
	Average shares outstanding assuming dilution	**1,031,580,327**	1,032,270,946	1,028,946,613

	Common Stock		Paid-in	Retained
Shareholders' Equity	Shares	Amount	Capital	Earnings
Balance, August 31, 2000	1,010,818,890	$79.0	$367.2	$3,787.8
Net earnings	—	—	—	885.6
Cash dividends declared ($.14 per share)	—	—	—	(142.5)
Employee stock purchase and option plans	8,606,162	.6	229.5	—
Balance, August 31, 2001	1,019,425,052	79.6	596.7	4,530.9
Net earnings	—	—	—	1,019.2
Cash dividends declared ($.145 per share)	—	—	—	(148.4)
Employee stock purchase and option plans	5,483,224	.5	151.7	—
Balance, August 31, 2002	**1,024,908,276**	**80.1**	**748.4**	**5,401.7**
Net earnings	—	—	—	**1,175.7**
Cash dividends declared ($.155625 per share)	—	—	—	**(159.6)**
Employee stock purchase and option plans	—	—	**(50.6)**	—
Balance, August 31, 2003	**1,024,908,276**	**$80.1**	**$697.8**	**$6,417.8**

The accompanying Summary of Major Accounting Policies and the Notes to Consolidated Financial Statements are integral parts of these statements.

Consolidated Balance Sheets

Walgreen Co. and Subsidiaries at August 31, 2003 and 2002 (Dollars in Millions)

	Assets	2003	2002
Current Assets	Cash and cash equivalents	**$ 1,017.1**	$ 449.9
	Accounts receivable, net	**1,017.8**	954.8
	Inventories	**4,202.7**	3,645.2
	Other current assets	**120.5**	116.6
	Total Current Assets	**6,358.1**	5,166.5
Non-Current Assets	Property and equipment, at cost, less accumulated depreciation and amortization	**4,940.0**	4,591.4
	Other non-current assets	**107.8**	120.9
	Total Assets	**$11,405.9**	$9,878.8

	Liabilities and Shareholders' Equity	2003	2002
Current Liabilities	Trade accounts payable	**$ 2,077.0**	$1,836.4
	Accrued expenses and other liabilities	**1,237.7**	1,017.9
	Income taxes	**105.8**	100.9
	Total Current Liabilities	**3,420.5**	2,955.2
Non-Current Liabilities	Deferred income taxes	**228.0**	176.5
	Other non-current liabilities	**561.7**	516.9
	Total Non-Current Liabilities	**789.7**	693.4
Shareholders' Equity	Preferred stock, $.0625 par value; authorized 32 million shares; none issued	**—**	—
	Common stock, $.078125 par value; authorized 3.2 billion shares; issued and outstanding 1,024,908,276 in 2003 and 2002	**80.1**	80.1
	Paid-in capital	**697.8**	748.4
	Retained earnings	**6,417.8**	5,401.7
	Total Shareholders' Equity	**7,195.7**	6,230.2
	Total Liabilities and Shareholders' Equity	**$11,405.9**	$9,878.8

The accompanying Summary of Major Accounting Policies and the Notes to Consolidated Financial Statements are integral parts of these statements.

Consolidated Statements of Cash Flows

Walgreen Co. and Subsidiaries for the Years Ended August 31, 2003, 2002 and 2001 (In Millions)

Fiscal Year		2003	2002	2001
Cash Flows from Operating Activities	Net earnings	**$1,175.7**	$1,019.2	$ 885.6
	Adjustments to reconcile net earnings to net cash provided by operating activities –			
	Depreciation and amortization	**346.1**	307.3	269.2
	Deferred income taxes	**58.9**	22.9	46.9
	Income tax savings from employee stock plans	**24.4**	56.8	67.3
	Other	**29.2**	(8.6)	2.1
	Changes in operating assets and liabilities –			
	Inventories	**(557.5)**	(162.8)	(651.6)
	Trade accounts payable	**240.6**	289.6	182.8
	Accounts receivable, net	**(56.7)**	(170.6)	(177.3)
	Accrued expenses and other liabilities	**177.6**	75.0	82.2
	Income taxes	**4.9**	14.3	(5.4)
	Other	**48.3**	30.7	17.4
	Net cash provided by operating activities	**1,491.5**	1,473.8	719.2
Cash Flows from Investing Activities	Additions to property and equipment	**(795.1)**	(934.4)	(1,237.0)
	Disposition of property and equipment	**84.5**	368.1	43.5
	Net proceeds from corporate-owned life insurance	**8.4**	14.4	59.0
	Net cash used for investing activities	**(702.2)**	(551.9)	(1,134.5)
Cash Flows from Financing Activities	(Payments of) proceeds from short-term borrowings	**—**	(440.7)	440.7
	Cash dividends paid	**(152.4)**	(147.0)	(140.9)
	(Costs) proceeds from employee stock plans	**(67.2)**	111.1	126.1
	Other	**(2.5)**	(12.3)	(6.5)
	Net cash (used for) provided by financing activities	**(222.1)**	(488.9)	419.4
Changes in Cash and Cash Equivalents	Net increase in cash and cash equivalents	**567.2**	433.0	4.1
	Cash and cash equivalents at beginning of year	**449.9**	16.9	12.8
	Cash and cash equivalents at end of year	**$1,017.1**	$ 449.9	$ 16.9

The accompanying Summary of Major Accounting Policies and the Notes to Consolidated Financial Statements are integral parts of these statements.

Summary of Major Accounting Policies

Description of Business

The company is principally in the retail drugstore business and its operations are within one reportable segment. Stores are located in 44 states and Puerto Rico. At August 31, 2003, there were 4,224 retail drugstores and 3 mail service facilities. Prescription sales were 62.0% of total sales for fiscal 2003 compared to 59.8% in 2002 and 57.5% in 2001.

Basis of Presentation

The consolidated statements include the accounts of the company and its subsidiaries. All significant intercompany transactions have been eliminated. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on management's prudent judgments and estimates. While actual results may differ from these estimates, management does not expect the differences, if any, to have a material effect on the consolidated financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and all highly liquid investments with an original maturity of three months or less. The company's cash management policy provides for the bank disbursement accounts to be reimbursed on a daily basis. Checks issued but not presented to the banks for payment of $391 million and $317 million at August 31, 2003 and 2002, respectively, are included in cash and cash equivalents as reductions of other cash balances.

Financial Instruments

The company had approximately $60.7 million and $37.3 million of outstanding letters of credit at August 31, 2003 and 2002, respectively, which guaranteed foreign trade purchases. Additional outstanding letters of credit of $84.5 million and $84.0 million at August 31, 2003 and 2002, respectively, guaranteed payments of casualty claims. The casualty claim letters of credit are annually renewable and will remain in place until the casualty claims are paid in full. Letters of credit were also outstanding at August 31, 2003 and 2002, in the amount of $1.6 million to guarantee performance of construction contracts. The company pays a nominal facility fee to the financing bank to keep this line of credit facility active. The company also had purchase commitments of approximately $245.7 million and $70.0 million at August 31, 2003 and 2002, respectively, related to the purchase of store locations and distribution centers. There were no investments in derivative financial instruments during fiscal 2003 and 2002.

Inventories

Inventories are valued on a lower of last-in, first-out (LIFO) cost or market basis. At August 31, 2003 and 2002, inventories would have been greater by $729.7 million and $693.5 million, respectively, if they had been valued on a lower of first-in, first-out (FIFO) cost or market basis. Included in inventory are product cost and in-bound freight. Cost of sales is primarily derived based upon point-of-sale scanning information with an estimate for shrinkage and adjusted based on periodic inventories.

Vendor Allowances

Vendor allowances are principally received as a result of purchase levels or promoting vendors' products. Those received as a result of purchase levels are accrued as earned over the incentive period, based on estimates. These allowances are recorded as a reduction of inventory and are recognized as a reduction of cost of sales when the related merchandise is sold. Those received for promoting vendors' products are offset against advertising expense and result in a reduction of selling, occupancy and administration expenses to the extent of advertising costs incurred, with the excess treated as a reduction of inventory costs. Prior to the adoption of EITF Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor," in January 2003, the entire advertising allowance received was credited to advertising expense and resulted in a reduction of selling, occupancy and administration expense.

Property and Equipment

Depreciation is provided on a straight-line basis over the estimated useful lives of owned assets. Leasehold improvements and leased properties under capital leases are amortized over the estimated physical life of the property or over the term of the lease, whichever is shorter. Estimated useful lives range from 12½ to 39 years for land improvements, buildings and building improvements and 5 to 12½ years for equipment. Major repairs, which extend the useful life of an asset, are capitalized in the property and equipment accounts. Routine maintenance and repairs are charged against earnings. The composite method of depreciation is used for equipment; therefore, gains and losses on retirement or other disposition of such assets are included in earnings only when an operating location is closed, completely remodeled or impaired. Fully depreciated property and equipment are removed from the cost and related accumulated depreciation and amortization accounts.

Property and equipment consists of *(In Millions)*:

	2003	2002
Land and land improvements		
Owned stores	**$1,153.9**	$1,080.4
Distribution centers	**61.9**	57.8
Other locations	**3.9**	9.3
Buildings and building improvements		
Owned stores	**1,334.9**	1,185.9
Leased stores (leasehold improvements only)	**440.5**	425.6
Distribution centers	**429.6**	364.9
Other locations	**3.7**	58.2
Equipment		
Stores	**1,691.8**	1,609.6
Distribution centers	**552.0**	499.4
Other locations	**575.5**	464.9
Capitalized system development costs	**101.5**	144.1
Capital lease properties	**13.1**	17.8
	6,362.3	5,917.9
Less: accumulated depreciation and amortization	**1,422.3**	1,326.5
	$4,940.0	$4,591.4

The company capitalizes application stage development costs for significant internally developed software projects, including "SIMS Plus," an inventory management system, and "Basic Department Management," a marketing system. These costs are amortized over a five-year period. Amortization of these costs was $19.4 million in 2003, $19.5 million in 2002 and $17.3 million in 2001. Unamortized costs as of August 31, 2003 and 2002, were $74.2 million and $73.2 million, respectively.

Revenue Recognition

For all sales other than third party pharmacy sales, the company recognizes revenue at the time of the sale. For third party sales, revenue is recognized at the time the prescription is filled, adjusted by an estimate for those that will be unclaimed by customers. Customer returns are immaterial.

Impaired Assets and Liabilities for Store Closings

The company tests long-lived assets for impairment whenever events or circumstances indicate. Store locations that have been open at least five years are periodically reviewed for impairment indicators. Once identified, the amount of the impairment is computed by comparing the carrying value of the assets to the fair value, which is based on the discounted estimated future cash flows. Included in selling, occupancy and administration expense were impairment charges of $19.5 million in 2003, $8.4 million in 2002, and $9.7 million in 2001.

During the fourth quarter of fiscal 2002, the company implemented SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Since implementation, the present value of expected future lease costs is charged against earnings when the location is closed. Prior to this, the liability was recognized at the time management made the decision to relocate or close the store.

Insurance

The company obtains insurance coverage for catastrophic exposures as well as those risks required by law to be insured. It is the company's policy to retain a significant portion of certain losses related to worker's compensation, property losses, business interruptions relating from such losses and comprehensive general, pharmacist and vehicle liability. Provisions for these losses are recorded based upon the company's estimates for claims incurred. The provisions are estimated in part by considering historical claims experience, demographic factors and other actuarial assumptions.

Pre-Opening Expenses

Non-capital expenditures incurred prior to the opening of a new or remodeled store are charged against earnings as incurred.

Advertising Costs

Advertising costs, which are reduced by the portion funded by vendors, are expensed as incurred. Net advertising expenses, which are included in selling, occupancy and administration expense, were $174.0 million in 2003, $64.5 million in 2002 and $54.1 million in 2001. Contributing to the increase in fiscal 2003 was the adoption in January 2003 of EITF Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor," which shifted vendor allowances from advertising expense to cost of sales. This impact resulted in an increase to advertising costs of $75.0 million (.23% of total sales), a reduction to cost of sales of $56.2 million (.17% of total sales), and a reduction to pre-tax earnings and inventory of $18.8 million.

Stock-Based Compensation Plans

In accordance with SFAS No. 123, the company applies Accounting Principles Board (APB) Opinion No. 25 and related interpretations in accounting for its plans. Under APB Opinion No. 25, compensation expense is recognized for stock option grants if the exercise price is below the fair value of the underlying stock at the date of grant. The company complies with the disclosure provisions of SFAS No. 123, which requires presentation of pro forma information applying the fair value based method of accounting. Accordingly, no compensation expense has been recognized based on the fair value of its grants under these plans. Had compensation costs been determined consistent with the method of SFAS No. 123 for options granted in fiscal 2003, 2002 and 2001, pro forma net earnings and net earnings per common share would have been as follows *(In Millions, except per share data)*:

		2003	2002	2001
Net earnings		**$1,175.7**	$1,019.2	$885.6
Add:	Stock-based employee compensation expenses included in reported net income, net of related tax effects	**.7**	6.9	6.8
Deduct:	Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(57.0)**	(67.3)	(59.1)
Pro forma net income		**$1,119.4**	$ 958.8	$833.3
Earnings per share:				
Basic – as reported		**$ 1.15**	$ 1.00	$ .87
Basic – pro forma		**1.09**	.94	.82
Diluted – as reported		**1.14**	.99	.86
Diluted – pro forma		**1.09**	.93	.81

Income Taxes

The company provides for federal and state income taxes on items included in the Consolidated Statements of Earnings regardless of the period when such taxes are payable. Deferred taxes are recognized for temporary differences between financial and income tax reporting based on enacted tax laws and rates.

Earnings Per Share

In fiscal year 2003 and 2002, the diluted earnings per share calculation excluded certain stock options, because the options' exercise price was greater than the average market price of the common shares for the year. If they were included, anti-dilution would have resulted. At August 31, 2003 and August 31, 2002, options to purchase 10,716,109 and 3,186,227 common shares granted at a price ranging from $30.76 to $45.625 and $35.90 to $45.625 per share were excluded from the fiscal year 2003 and 2002 calculations, respectively.

Notes to Consolidated Financial Statements

Interest Expense

The company capitalized $1.6 million, $8.5 million and $15.6 million of interest expense as part of significant construction projects during fiscal 2003, 2002 and 2001, respectively. Interest paid, net of amounts capitalized, was $.2 million in 2003, $.3 million in 2002 and $3.4 million in 2001.

Other Income

In fiscal 2003, 2002 and 2001, we received payments of the company's portion of litigation settlements for pre-tax income of $29.6 million ($.018 per share), $6.2 million ($.004 per share) and $22.1 million ($.013 per share), respectively. Payments in fiscal 2003 represent settlements from brand name drug litigation, pharmaceutical manufacturer antitrust litigation and vitamin antitrust litigation. The payments in 2002 and 2001 (which are now concluded) were a result of a pharmacy class action against drug manufacturers.

Leases

Although 18% of locations are owned, the remainder are leased premises. Original non-cancelable lease terms typically are 20–25 years and may contain escalation clauses, along with options that permit cancellation. The total amount of the minimum rent is expensed on a straight-line basis over the term of the lease. In addition to minimum fixed rentals, most leases provide for contingent rentals based upon sales.

Minimum rental commitments at August 31, 2003, under all leases having an initial or remaining non-cancelable term of more than one year are shown below *(In Millions)*:

2004	$ 1,187.6
2005	1,219.1
2006	1,188.4
2007	1,148.7
2008	1,081.6
Later	13,490.5
Total minimum lease payments	$19,315.9

The above minimum lease payments include minimum rental commitments related to capital leases of $8.4 million at August 31, 2003. This capital lease amount includes $2.7 million of executory costs and imputed interest. Total minimum lease payments have not been reduced by minimum sublease rentals of approximately $49.0 million on leases due in the future under non-cancelable subleases.

The company remains secondarily liable on 57 assigned leases. The maximum potential of undiscounted future payments is $15.9 million as of August 31, 2003. Lease option dates vary with some extending to 2018. Most of the assignments were a result of the sale of the "Wag's" restaurants in August 1988. The company has recorded liabilities in cases where the assignee has defaulted on its obligations, and such liabilities are not material to the financial statements.

During fiscal 2002, the company entered into two sale-leaseback transactions. The properties were sold at net book value and resulted in proceeds of $302 million. The related leases are accounted for as operating leases.

Rental expense was as follows *(In Millions)*:

	2003	2002	2001
Minimum rentals	**$1,000.4**	$873.0	$730.1
Contingent rentals	**22.1**	23.6	26.2
Less: Sublease rental income	**(12.1)**	(11.1)	(10.4)
	$1,010.4	$885.5	$745.9

Income Taxes

The provision for income taxes consists of the following *(In Millions)*:

	2003	2002	2001
Current provision –			
Federal	**$574.0**	$510.2	$417.1
State	**80.1**	85.0	73.1
	654.1	595.2	490.2
Deferred provision –			
Federal	**48.4**	24.0	47.1
State	**10.5**	(1.1)	(.2)
	58.9	22.9	46.9
	$713.0	$618.1	$537.1

The deferred tax assets and liabilities included in the Consolidated Balance Sheets consist of the following *(In Millions)*:

	2003	2002
Deferred tax assets –		
Employee benefit plans	**$181.3**	$106.2
Accrued rent	**56.1**	56.5
Insurance	**108.0**	82.7
Inventory	**29.1**	35.6
Other	**44.9**	95.3
	419.4	376.3
Deferred tax liabilities –		
Accelerated depreciation	**486.2**	401.9
Inventory	**103.0**	98.9
Other	**28.3**	14.7
	617.5	515.5
Net deferred tax liabilities	**$198.1**	$139.2

Income taxes paid were $625.2 million, $528.0 million and $432.1 million during the fiscal years ended August 31, 2003, 2002 and 2001, respectively. The difference between the statutory income tax rate and the effective tax rate is principally due to state income tax provisions.

Short-Term Borrowings

The company obtained funds through the placement of commercial paper, as follows *(In Millions)*:

	2003	2002	2001
Average outstanding during the year	—	$250.2	$304.9
Largest month-end balance	—	689.0	461.2
	—	(Nov)	(Nov)
Weighted-average interest rate	—	2.3%	5.2%

At August 31, 2003, the company had a syndicated bank line of credit facility of $400 million to support the company's short-term commercial paper program.

Contingencies

The company is involved in various legal proceedings incidental to the normal course of business. Company management is of the opinion, based upon the advice of General Counsel, that although the outcome of such litigation cannot be forecast with certainty, the final disposition should not have a material adverse effect on the company's consolidated financial position or results of operations.

Capital Stock

The company's common stock is subject to a Rights Agreement under which each share has attached to it a Right to purchase one one-hundredth of a share of a new series of Preferred Stock, at a price of $37.50 per Right. In the event an entity acquires or attempts to acquire 15% of the then outstanding shares, each Right, except those of an acquiring entity, would entitle the holder to purchase a number of shares of common stock pursuant to a formula contained in the Agreement. These non-voting Rights will expire on August 21, 2006, but may be redeemed at a price of $.0025 per Right at any time prior to a public announcement that the above event has occurred.

As of August 31, 2003, 108,783,583 shares of common stock were reserved for future stock issuances under the company's various employee benefit plans. Preferred stock of 10,249,083 shares has been reserved for issuance upon the exercise of Preferred Share Purchase Rights.

Stock Compensation Plans

The Walgreen Co. Executive Stock Option Plan provides to key employees the granting of options to purchase company common stock over a 10-year period, at a price not less than the fair market value on the date of the grant. Under this Plan, options may be granted until October 9, 2006, for an aggregate of 38,400,000 shares of common stock of the company. Compensation expense related to the plan was less than $1 million in fiscal 2003 and fiscal 2002 and $1.4 million in fiscal 2001. The options granted during fiscal 2003, 2002 and 2001 have a minimum three-year holding period.

The Walgreen Co. Stock Purchase/Option Plan (Share Walgreens) provides for the granting of options to purchase company common stock over a period of 10 years to eligible non-executive employees upon the purchase of company shares subject to certain restrictions. Under the terms of the Plan, the option price cannot be more than 15% lower than the fair market value at the date of grant. Compensation expense related to the Plan was $1.2 million in fiscal 2003, $10.9 million in fiscal 2002 and $9.6 million in fiscal 2001. Options may be granted under this Plan until September 30, 2012, for an aggregate of 42,000,000 shares of common stock of the company. The options granted during fiscal 2003, 2002 and 2001 have a two-year holding period.

The Walgreen Co. Restricted Performance Share Plan provides for the granting of up to 32,000,000 shares of common stock to certain key employees, subject to restrictions as to continuous employment except in the case of death, normal retirement or total and permanent disability. Restrictions generally lapse over a four-year period from the date of grant. Compensation expense is recognized in the year of grant. Compensation expense related to the Plan was $5.5 million in fiscal 2003, $5.4 million in fiscal 2002 and $3.6 million in fiscal 2001. The number of shares granted was 79,869 in 2003, 81,416 in 2002 and 61,136 in 2001.

Under the Walgreen Co. 1982 Employees Stock Purchase Plan, eligible employees may purchase company stock at 90% of the fair market value at the date of purchase. Employees may purchase shares through cash purchases, loans or payroll deductions up to certain limits. The aggregate number of shares for which all participants have the right to purchase under this Plan is 74,000,000.

The Walgreen Co. Option 3000 Plan offers substantially all employees, in conjunction with opening the company's 3,000th store, a stock option award to purchase from 75 to 500 shares, based on years of service. The stock option award, issued at fair market value on the date of the grant, represented a total of 14,859,275 shares of Walgreen Co. common stock. The options vest after three years and are exercisable up to 10 years after the grant date, subject to earlier termination if the optionee's employment ends.

The Walgreen Co. Broad Based Employee Stock Option Plan provides for the granting of options to eligible employees to purchase common stock over a 10-year period, at a price not less than the fair market value on the date of the grant, in connection with the achievement of store opening milestones. Options may be granted for an aggregate of 15,000,000 shares of company common stock until all options have either been exercised or have expired. Except as may be otherwise determined by the Compensation Committee, there is a holding period of three years for options granted under this Plan. Under this Plan, on March 11, 2003, substantially all employees, in conjunction with opening the company's 4,000th store, were granted a stock option award to purchase 100 shares. The stock option award, issued at fair market value on the date of the grant, represented a total of 14,532,000 shares of Walgreen Co. common stock. The options vest after three years and are exercisable up to 10 years after the grant date, subject to earlier termination if the optionee's employment ends.

The Walgreen Co. Nonemployee Director Stock Plan provides that each Nonemployee Director receives an equity grant of shares each fiscal year on November 1. The number of shares granted shall be determined by dividing $80,000 by the price of a share of common stock on November 1 of the relevant fiscal year. During the term of the Plan, each Nonemployee Director will also receive fifty percent of his or her quarterly retainer in the form of shares, which may be deferred into an equal number of stock units. In addition, a Nonemployee Director may elect to receive all or a portion of the cash component of his or her quarterly retainer and meeting fees in the form of deferred stock units or to have such amounts placed in a deferred cash compensation account. In fiscal 2003, each Nonemployee Director received a grant of 2,361 shares. In both 2002 and 2001 each Nonemployee Director received a grant of 2,000 shares.

A summary of information relative to the company's stock option plans follows:

	Options Outstanding		Options Exercisable	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
August 31, 2000	39,377,661	$16.55	19,267,211	$ 6.45
Granted	5,354,388	36.68		
Exercised	(5,532,895)	5.75		
Canceled/Forfeited	(2,943,030)	28.02		
August 31, 2001	36,256,124	$20.24	14,824,227	$ 7.40
Granted	2,886,365	34.05		
Exercised	(3,525,955)	7.28		
Canceled/Forfeited	(1,315,499)	30.32		
August 31, 2002	**34,301,035**	**$22.35**	**13,786,657**	**$ 9.71**
Granted	**17,701,356**	**28.86**		
Exercised	**(2,747,055)**	**8.79**		
Canceled/Forfeited	**(2,924,991)**	**28.95**		
August 31, 2003	**46,330,345**	**$25.23**	**26,306,122**	**$21.57**

Net options granted as a percentage of outstanding shares at fiscal year-end were 1.4% in fiscal 2003, 0.2% in fiscal 2002 and 0.2% in fiscal 2001.

The following table summarizes information concerning currently outstanding and exercisable options:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 8/31/03	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at 8/31/03	Weighted-Average Exercise Price
$ 4 to 24	13,329,481	3.38 yrs.	$11.95	13,329,481	$11.95
25 to 30	22,300,397	8.30	28.37	9,704,114	29.17
31 to 46	10,700,467	7.93	35.20	3,272,527	38.21
$ 4 to 46	46,330,345	6.80 yrs.	$25.23	26,306,122	$21.57

The weighted-average fair value and exercise price of options granted for fiscal 2003, 2002 and 2001 were as follows:

	2003	2002	2001
Granted at market price –			
Weighted-average fair value	**$10.36**	$13.60	$14.28
Weighted-average exercise price	**28.80**	34.40	32.88
Granted below market price –			
Weighted-average fair value	**13.37**	11.86	20.78
Weighted-average exercise price	**31.48**	33.21	38.78

The fair value of each option grant used in the pro forma net earnings and net earnings per share was determined using the Black-Scholes option pricing model with weighted-average assumptions used for grants in fiscal 2003, 2002 and 2001:

	2003	2002	2001
Risk-free interest rate	**3.36%**	4.56%	6.16%
Average life of option (years)	**7**	7	7
Volatility	**28.04%**	27.58%	25.95%
Dividend yield	**.29%**	.22%	.16%

Retirement Benefits

The principal retirement plan for employees is the Walgreen Profit-Sharing Retirement Trust to which both the company and the employees contribute. The company's contribution, which is determined annually at the discretion of the Board of Directors, has historically related to pre-tax income. The profit-sharing provision was $168.0 million in 2003, $145.7 million in 2002 and $126.6 million in 2001.

The company provides certain health and life insurance benefits for retired employees who meet eligibility requirements, including age and years of service. The costs of these benefits are accrued over the period earned. The company's postretirement health and life benefit plans currently are not funded.

Components of net periodic benefit costs *(In Millions)*:

	2003	2002	2001
Service cost	**$10.2**	$ 6.0	$ 4.8
Interest cost	**15.7**	10.5	8.7
Amortization of actuarial loss	**4.9**	1.4	.3
Amortization of prior service cost	**(0.4)**	(0.4)	—
Total postretirement benefit cost	**$30.4**	$17.5	$13.8

Change in benefit obligation *(In Millions)*:

	2003	2002
Benefit obligation at September 1	**$226.4**	$142.7
Service cost	**10.2**	6.0
Interest cost	**15.7**	10.5
Actuarial loss	**102.9**	72.6
Benefit payments	**(6.9)**	(6.6)
Participants contributions	**1.3**	1.2
Benefit obligation at August 31	**$349.6**	$226.4

Change in plan assets *(In Millions)*:

	2003	2002
Plan assets at fair value at September 1	**$ —**	$ —
Plan participants contributions	**1.3**	1.2
Employer contributions	**5.6**	5.4
Benefits paid	**(6.9)**	(6.6)
Plan assets at fair value at August 31	**$ —**	$ —

Funded status *(In Millions)*:

	2003	2002
Funded status	**$(349.6)**	$(226.4)
Unrecognized actuarial loss	**197.0**	99.1
Unrecognized prior service cost	**(6.2)**	(6.7)
Accrued benefit cost at August 31	**$(158.8)**	$(134.0)

The discount rate assumptions used to compute the postretirement benefit obligation at year-end were 6.5% for 2003 and 7.0% for 2002.

Future benefit costs were estimated assuming medical costs would increase at an 8.5% annual rate decreasing to 5.25% over the next six years and then remaining at a 5.25% annual growth rate thereafter. A one percentage point change in the assumed medical cost trend rate would have the following effects *(In Millions)*:

	1% Increase	1% Decrease
Effect on service and interest cost	$ 6.8	$ (5.1)
Effect on postretirement obligation	83.4	(63.4)

Supplementary Financial Information

Included in the Consolidated Balance Sheets captions are the following assets and liabilities *(In Millions)*:

	2003	2002
Accounts receivable –		
Accounts receivable	**$1,044.9**	$ 974.9
Allowances for doubtful accounts	**(27.1)**	(20.1)
	$1,017.8	$ 954.8
Accrued expenses and other liabilities –		
Accrued salaries	**$ 376.4**	$ 323.8
Taxes other than income taxes	**213.9**	179.9
Profit sharing	**166.4**	143.3
Other	**481.0**	370.9
	$1,237.7	$1,017.9

The Walgreen Year...A Review by Quarters

(Unaudited)

Summary of Quarterly Results *(Unaudited)* *(Dollars in Millions, except per share data)*		Quarter Ended November 30	February 28	May 31	August 31	Fiscal Year
Fiscal 2003	Net sales	**$7,484.9**	**$8,446.1**	**$8,328.0**	**$8,246.4**	**$32,505.4**
	Gross profit	**1,995.7**	**2,348.1**	**2,230.0**	**2,225.4**	**8,799.2**
	Net earnings	**231.6**	**370.9**	**296.1**	**277.1**	**1,175.7**
	Per Common Share – Basic	**$ .23**	**$ .36**	**$ .29**	**$ .27**	**$ 1.15**
	Diluted	**.22**	**.36**	**.29**	**.27**	**1.14**
Fiscal 2002	Net sales	$6,559.4	$7,488.5	$7,397.9	$7,235.3	$28,681.1
	Gross profit	1,697.9	2,033.9	1,937.2	1,936.0	7,605.0
	Net earnings	185.9	326.6	259.0	247.7	1,019.2
	Per Common Share – Basic	$ .18	$ .32	$ .25	$ .25	$ 1.00
	Diluted	.18	.32	.25	.24	.99

Comments on Quarterly Results: In further explanation of and supplemental to the quarterly results, the 2003 fourth quarter LIFO adjustment was a credit of $19.5 million compared to a 2002 credit of $9.9 million. If the 2003 interim results were adjusted to reflect the actual inventory inflation rates and inventory levels as computed at August 31, 2003, earnings per share would have increased in the first and second quarters by $.01 per quarter and decreased in the fourth quarter by $.02. Similar adjustments in 2002 would have increased earnings per share in the first quarter by $.01 and decreased earnings per share in the fourth quarter by $.01.

The quarter ended August 31, 2003, includes pre-tax income of $.6 million (less than $.001 per share) from the payment of an antitrust lawsuit. The quarter ended August 31, 2002, includes pre-tax income of $.7 million (less than $.001 per share) from the final payment of the company's portion of the litigation settlement.

Common Stock Prices *Below is the New York Stock Exchange high and low sales price for each quarter of fiscal 2003 and 2002.*		Quarter Ended November 30	February 28	May 31	August 31	Fiscal Year
Fiscal 2003	High	**$36.20**	**$32.99**	**$33.66**	**$33.28**	**$36.20**
	Low	**28.05**	**26.90**	**27.33**	**28.80**	**26.90**
Fiscal 2002	High	$36.00	$40.70	$40.29	$39.49	$40.70
	Low	28.70	30.72	36.10	30.20	28.70

Drugstore and Sales Overview

Fiscal Year		**2003**	2002	2001	2000	1999
Drugstores	Openings					
	New Stores	**430**	471	473	461	386
	Acquisitions	**—**	—	1	1	—
	Closings	**86**	108	119	118	114
	Year-end: Units *(1)*	**4,227**	3,883	3,520	3,165	2,821
	Year-end: Sales Area *(2)*	**46,734**	42,672	38,226	33,684	29,230
Product Class Sales	Prescription Drugs	**62%**	60%	58%	55%	52%
	Nonprescription Drugs *(3)*	**12%**	11%	12%	11%	12%
	General Merchandise *(3)*	**26%**	29%	30%	34%	36%

(1) Includes 33 pharmacy-only units and three mail service facilities at August 31, 2003.

(2) In thousands of square feet.

(3) Estimates based, in part, on store scanning information.

Reports of Independent Public Accountants

To the Board of Directors and Shareholders of Walgreen Co.:
We have audited the accompanying consolidated balance sheets of Walgreen Co. and subsidiaries (the "Company") as of August 31, 2003 and 2002, and the related consolidated statements of earnings, shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of the Company for the year ended August 31, 2001 were audited by other auditors who have ceased operations. Those auditors expressed in their report dated September 28, 2001 an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Walgreen Co. and subsidiaries as of August 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chicago, Illinois
October 6, 2003

To the Board of Directors and Shareholders of Walgreen Co.:
We have audited the accompanying consolidated balance sheets of Walgreen Co. (an Illinois corporation) and Subsidiaries as of August 31, 2001 and 2000, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended August 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Walgreen Co. and Subsidiaries as of August 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Arthur Andersen LLP (1)
Chicago, Illinois
September 28, 2001

(1) This report is a copy of the previously issued report covering fiscal year 2001. The predecessor auditor has not reissued their report.

Management's Report

The primary responsibility for the integrity and objectivity of the consolidated financial statements and related financial data rests with the management of Walgreen Co. The financial statements were prepared in conformity with accounting principles generally accepted in the United States of America appropriate in the circumstances and included amounts that were based on management's most prudent judgments and estimates relating to matters not concluded by fiscal year-end. Management believes that all material uncertainties have been either appropriately accounted for or disclosed. All other financial information included in this annual report is consistent with the financial statements.

The firm of Deloitte & Touche LLP, independent public accountants, was engaged to render a professional opinion on Walgreen Co.'s consolidated financial statements as of August 31, 2003 and 2002. Their report contains an opinion based on their audit, which was made in accordance with auditing standards generally accepted in the United States of America and procedures which they believed were sufficient to provide reasonable assurance that the consolidated financial statements, considered in their entirety, are not misleading and do not contain material errors. The financial statements for the year ended August 31, 2001, were audited by other auditors whose report expressed an unqualified opinion on those statements.

Four outside members of the Board of Directors constitute the company's Audit Committee, which meets at least quarterly and is responsible for reviewing and monitoring the company's financial and accounting practices. Deloitte & Touche LLP and the company's General Auditor meet alone with the Audit Committee, which also meets with the company's management to discuss financial matters, auditing and internal accounting controls.
The company's systems are designed to provide an effective system of internal accounting controls to obtain reasonable assurance at reasonable cost that assets are safeguarded from material loss or unauthorized use and transactions are executed in accordance with management's authorization and properly recorded. To this end, management maintains an internal control environment which is shaped by established operating policies and procedures, an appropriate division of responsibility at all organizational levels, and a corporate ethics policy which is monitored annually. The company also has an Internal Control Evaluation Committee, composed primarily of senior management from the Accounting and Auditing Departments, which oversees the evaluation of internal controls on a company-wide basis. Management believes it has appropriately responded to the internal auditors' and independent public accountants' recommendations concerning the company's internal control system.

David W. Bernauer
Chairman of the Board
and Chief Executive Officer

William M. Rudolphsen
Controller
and Chief Accounting Officer

Roger L. Polark
Senior Vice President
and Chief Financial Officer

Board of Directors

As of November 17, 2003

Directors

David W. Bernauer
Chairman and Chief Executive Officer
Elected 1999

Jeffrey A. Rein
President and Chief Operating Officer
Elected 2003

William C. Foote
Chairman of the Board,
Chief Executive Officer and President
USG Corporation
Elected 1997
(1)(4)*

James J. Howard
Chairman Emeritus
Xcel Energy, Inc.
Elected 1986
(2)(4)

Alan G. McNally
Chairman
Harris Bankcorp Inc.
Elected 1999
(3)(4)

Cordell Reed
Former Senior Vice President
Commonwealth Edison Co.
Elected 1994
(2)(3)*

David Y. Schwartz
Former Partner
Arthur Andersen LLP
Elected 2000
(1)(3)*

John B. Schwemm
Former Chairman and
Chief Executive Officer
R.R. Donnelley & Sons Co.
Elected 1985
(1)(2)(4)*

Marilou M. von Ferstel
Former Executive Vice President
and General Manager
Ogilvy Adams & Rinehart
Elected 1987
(1)(4)

Charles R. Walgreen III
Chairman Emeritus
Elected 1963
(3)

(1) Audit Committee
(2) Compensation Committee
(3) Finance Committee
(4) Nominating and Governance Committee
** Committee Chair*

Officers

As of November 17, 2003

Corporate Officers

Chairman
David W. Bernauer
Chief Executive Officer

President
Jeffrey A. Rein
Chief Operating Officer

Executive Vice President
Jerome B. Karlin
Store Operations

Senior Vice Presidents
R. Bruce Bryant
Western Store Operations
George C. Eilers
Eastern Store Operations
J. Randolph Lewis
Distribution & Logistics
Julian A. Oettinger
General Counsel and
Corporate Secretary
Roger L. Polark†
Chief Financial Officer
George J. Riedl
Marketing
William A. Shiel
Facilities Development
Trent E. Taylor
Chief Information Officer
Mark A. Wagner
Central Store Operations

Vice Presidents
John W. Gleeson
Corporate Strategy and Treasurer
Dana I. Green
Human Resources
Dennis R. O'Dell
Health Services
Gregory D. Wasson
President
Walgreens Health Initiatives

† *Roger L. Polark will retire in January 2004. William M. Rudolphsen will become senior vice president and chief financial officer. Mia M. Kreis will become divisional vice president and controller.*

Operational Vice Presidents

Store Operations
James F. Cnota
Kermit R. Crawford
George C. Eilers Jr.
Debra M. Ferguson
John J. Foley
David L. Gloudemans
John W. Grant
W. Thomas Grayson
Frank C. Grilli
William M. Handal
Patrick E. Hanifen
Donald C. Huonker
Marlin W. Hutchens
Barry L. Markl
Richard Robinson
Michael D. Tovian
Kevin P. Walgreen
Christine D. Whelan
Barry W. Zins

Marketing
Robert M. Kral
Purchasing
Bruce C. Zarkowsky
Marketing Development

Divisional Vice Presidents

Thomas L. Bergseth
Facilities Planning and Design
Deidra L. Byrd
Employee Relations
John P. Cantlin
Walgreens Health Initiatives
Donald A. Churchill
Construction and Facilities
Thomas J. Connolly
Real Estate
Daniel M. Coughlin
Distribution Centers
Laurie L. Meyer
Corporate Communications
Allan M. Resnick
Law
Robert E. Rogan
Distribution Centers
Jerry A. Rubin
Real Estate
William M. Rudolphsen†
Controller
Craig M. Sinclair
Advertising
Patrick W. Tupa
Real Estate
Terry R. Watkins
Distribution Centers
Kenneth R. Weigand
Performance Development
Denise K. Wong
Retail Applications
Chester G. Young
General Auditor
Robert G. Zimmerman
Walgreens Health Initiatives

Walgreens Nationwide



94
15
41
68
13

State	2003	2002
Alabama	**30**	24
Arizona	**202**	192
Arkansas	**22**	19
California	**356**	325
Colorado	**84**	76
Connecticut	**41**	39
Florida	**606**	578
Georgia	**71**	51
Idaho	**12**	9
Illinois	**450**	441
Indiana	**136**	131
Iowa	**51**	50
Kansas	**41**	36
Kentucky	**48**	47
Louisiana	**86**	76
Maryland	**13**	13
Massachusetts	**94**	91
Michigan	**132**	119
Minnesota	**82**	79
Mississippi	**24**	20
Missouri	**128**	124
Nebraska	**42**	39
Nevada	**48**	43
New Hampshire	**10**	10
New Jersey	**68**	65
New Mexico	**45**	44
New York	**59**	57
North Carolina	**36**	19
North Dakota	**1**	1
Ohio	**137**	119
Oklahoma	**56**	51
Oregon	**30**	23
Pennsylvania	**28**	20
Rhode Island	**15**	15
South Carolina	**22**	11
South Dakota	**5**	4
Tennessee	**157**	144
Texas	**430**	391
Utah	**11**	8
Vermont	**1**	–
Virginia	**41**	33
Washington	**67**	51
Wisconsin	**148**	139
Wyoming	**2**	1
Puerto Rico	**59**	55
Total	**4,227**	3,883

Includes three mail service facilities at August 31, 2003 and 2002.

2003 Snapshot

Welcome, Vermont!

4,227 stores in 44 states and Puerto Rico

On target for 7,000 stores by 2010

Cautionary Note Regarding Forward-Looking Statements

Certain statements and projections of future results made in this report constitute forward-looking information that is based on current market, competitive and regulatory expectations that involve risks and uncertainties. Those risks and uncertainties include changes in economic conditions generally or in the markets served by the company; consumer preferences and spending patterns; changes in state or federal legislation or regulations; the availability and cost of real estate and construction; competition; and risks of new business areas. Please see Walgreen Co.'s Form 10-K for the period ended August 31, 2003, for a discussion of certain other important factors as they relate to forward-looking statements. Actual results could differ materially.

Corporate Headquarters

Walgreen Co.
200 Wilmot Road
Deerfield, Illinois 60015
(847) 940-2500

Stock Market Listings

New York Stock Exchange
Chicago Stock Exchange
Symbol: WAG

Investor Contacts

Rick J. Hans
(847) 914-2385

John W. Gleeson
(847) 914-3008

Annual Shareholders' Meeting

You are cordially invited to attend the meeting to be held Wednesday, January 14, 2004, at 2 p.m. CST, in the Grand Ballroom, Navy Pier, Chicago, Illinois. Formal notice of the meeting, with proxy card and proxy statement, was mailed to all shareholders of record as of November 17, 2003.

Form 10-K and Financial Information

Financial information, including the 2003 10-K Annual Report filed with the Securities and Exchange Commission, is available on our Web site at www.walgreens.com. This and other financial material may also be obtained without charge upon written request to:

Shareholder Relations
Walgreen Co. – Mail Stop #2261
200 Wilmot Road
Deerfield, Illinois 60015
(847) 914-2972

Also available at www.walgreens.com are quarterly reports, press releases and the company's Code of Ethics for Financial Executives.

Electronic Reports

For instructions on how to receive proxy statements, annual reports to shareholders and related materials electronically, refer to the proxy card that was mailed to shareholders with this annual report. After January 14, 2004, call (847) 914-2636 to request electronic delivery.

Quarterly Reporting Dates

Quarterly earnings release dates for 2004 are January 5, March 22, June 21 and September 27. Results are released to the press and posted on the Walgreen Web site at www.walgreens.com.

Dividend Payment Dates

Walgreens pays dividends in March, June, September and December. Checks are *customarily mailed on the 12th of each* of these months.

Transfer Agent and Registrar

For assistance on matters such as lost shares or name changes on shares, please contact:

Computershare Investor Services
2 North LaSalle Street
Chicago, Illinois 60602
Web site: www.computershare.com
E-mail: web.queries@computershare.com
Phone: (888) 368-7346

Direct Stock Purchase Plan

Computershare Investor Services sponsors and administers a direct stock purchase plan as a convenient method of acquiring Walgreen stock by cash payments, reinvestment of dividends or both. For an information booklet and enrollment form, please call (888) 368-7346. General inquiries to Computershare Investor Services regarding your Walgreen stock should also be directed to (888) 368-7346.

Design: Cagney + McDowell, Inc. Photography: Michael Mauney Printed on Recycled Paper

The [illegible] Pharmacy – Anytime, Anywhere



John Milin (shown here with his granddaughters) appreciates the "safety net" benefits of Walgreen pharmacy services. Because our stores are linked to each other and to Walgreen mail and Internet services, we manage patients' medication needs safely and easily. Whether you need an emergency prescription at 3 a.m., forget your medication on vacation or prefer to order refills online, we can take care of you. Through Walgreens.com, you may also access a personal prescription and health history or research Mayo Clinic Health Information.

Walgreens

Walgreen Co. 200 Wilmot Road Deerfield, Illinois 60015
Walgreens.com WalgreensEspañol.com